ESTATE PRESERVATION RIDER

(FOUR YEAR TERM INSURANCE RIDER – LAST SURVIVOR)

This Rider (“Rider”) becomes a part of the Policy to which it is attached (“Policy”). If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.

Rider Benefit Summary – This Rider provides a Death Benefit equal to the Face Amount of this Rider in the event that both Insureds under the Policy die during the first four Policy years. The Rider Face Amount is shown in the Policy Specifications, and cannot be increased. The Rider Face Amount is separate from the Total Face Amount of the Policy and does not contribute to the Total Face Amount of the Policy. The Rider Face Amount does not comprise a Coverage Layer under the Policy.

This Rider is intended solely to provide a Death Benefit in the event that both Insureds under the Policy die during the first four Policy years, and is not guaranteed to offset any estate or other tax liability.

Effective Date – This Rider is effective on the Policy Date and continues for four Policy years. It cannot be renewed.

Insureds – As used in this Rider, the Insureds are the two individuals covered under the Policy as shown in the Policy Specifications.

Charge for this Rider – On each Monthly Payment Date, there is a Rider Charge that will be part of the Policy’s Monthly Deduction. The maximum Rider Charge is shown in the Policy Specifications.

Conversion – This Rider is not convertible.

Termination – This Rider will terminate on the earlier of:

•	Your Written Request; or
•	The date the Policy ceases to be In Force; or
•	Four years from the Policy Date.

General Conditions – This Rider will follow the Incontestability and Suicide provisions of the Policy. As applied to this Rider, the periods stated in these provisions will start with the effective date of this Rider.

Signed for Pacific Life Insurance Company,

[www.PacificLife.com]                 [(800) 347-7787]

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